                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   Under the Securities Exchange Act of 1934


                         ARC International Corporation
            ------------------------------------------------------
                               (Name of Issuer)

                     Common Stock, no par value per share
              ---------------------------------------------------
                        (Title of Class of Securities)

                                   001905108
                ----------------------------------------------
                                (CUSIP Number)


                                Robert Johnston
                            c/o Polymer Group, Inc.
                              4838 Jenkins Avenue
                    North Charleston, South Carolina 29405
                                 (803) 566-7293
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                               December 16, 1999
       -----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 6 Pages

-----------------------                                  ---------------------
  CUSIP No. 001905108                13D                   Page 2 of 6 Pages
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Robert Johnston

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(D) or 2(E) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            1,000

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,000

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Less than 0.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.
          -------------------

          The class of equity security to which this Schedule 13D relates is the common stock ("Common Stock"), no par value per share ("Share"), of ARC International Corporation, an Ontario corporation (the "Issuer"). The principal executive offices of ARC are located at 4000 Chesswood Drive, Downsview, Ontario, Canada M3J-2B9.

Item 2.   Identity and Background.
          -----------------------

          This Statement is being filed by Robert Johnston by virtue of his purchases of certain Shares, his election to the Board of Directors of the Issuer on December 16, 1999, and his business relationship with Jerry Zucker, who beneficially owns greater than 5% of the outstanding Shares of the Common Stock.

          (a)  Names: The name of the Reporting Person is Robert Johnston.

          (b) Business Address: The principal business address of Mr. Johnston is 4838 Jenkins Avenue, North Charleston, SC 29405.

          (c) Principal Occupation and the Name, Principal Business and Address of any Corporation or Organization: Mr. Johnston is the Director of Investor Relations of Polymer Group, Inc. The principal business of Polymer Group, Inc. is the manufacture and marketing of non-woven and woven polyolefin products. Mr. Johnston's principal business address is 4838 Jenkins Avenue, North Charleston, SC 29405.

          (d) Criminal Proceedings: During the past five years, Mr. Johnston has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Securities Laws: During the past five years, Mr. Johnston has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship: Mr. Johnston is a Canadian citizen.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Mr. Johnston has purchased an aggregate of 1,000 Shares for total consideration of $812.50. Such funds were provided from Mr. Johnston's personal funds.

                               Page 3 of 6 Pages

Item 4.   Purpose of Transaction.
          ----------------------

          Mr. Johnston purchased the Shares for investment purposes. On December 16, 1999, Mr. Johnston was elected to the Board of Directors of the Issuer at the request of Mr. Zucker following discussions between Mr. Zucker and the Issuer. Mr. Johnston is the Director of Investor Relations of Polymer Group, Inc. Mr. Zucker is the Chairman, President and Chief Executive Officer of Polymer Group, Inc.

          Mr. Johnston is continuing to review the performance of his investments and his investment alternatives. As part of his ongoing review of his investment in the Shares, Mr. Johnston may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions. Mr. Johnston may explore other alternatives with respect to his investment in the Shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present Board or management of the Issuer, or changes in the Issuer's business or corporate structure.

          Although the foregoing reflects activities presently contemplated by Mr. Johnston with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that Mr. Johnston will take any of the actions referred to above.

          As a result of the appointment of Mr. Johnston as a director of the Issuer at the request of Mr. Zucker, Mr. Johnston and Mr. Zucker may be deemed to be members of a "group" within the meaning of Section 13 of the Securities Exchange Act of 1934. Mr. Johnston expressly disclaims membership in a group with Mr. Zucker.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a)  Amount Beneficially Owned:

               Mr. Johnston beneficially owns 1,000 Shares. Based on the 14,279,373 Shares outstanding as of November 12, 1999 as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, as of the date of this Statement, Mr. Johnston beneficially owns less than 0.1% of the outstanding Shares.

          (b)  Number of Shares as to which Mr. Zucker has:

               (i)  Sole power to vote or to direct the vote:

                    1,000

                               Page 4 of 6 Pages

               (ii)  Shared power to vote or to direct the vote:

                     -0-

               (iii) Sole power to dispose or to direct the disposition of:

                     1,000

               (iv)  Shared power to dispose or to direct the disposition of:

                     -0-

          (c) Transactions Within the Past 60 Days: In the past 60 days, the following transactions have occurred involving Mr. Johnston.

               Person Who Effected    Transaction        Number of      Price Per
                 the Transaction          Date        Shares Purchased    Share
               -------------------    -----------     ----------------  ---------
                 Robert Johnston    November 30, 1999      1,000         $0.8125

               All purchases were effected through unsolicited brokers' transactions on the American Stock Exchange.

          (d) Right to Receive or Power to Direct: No person other than Mr. Johnston has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned beneficially by Mr. Johnston.

          (e)  Date Reporting Person Ceased to be 5% Owner: Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

          None.

Item 7.   Materials to be Filed as Exhibits.
          ---------------------------------

          Press Release of the Issuer dated December 16, 1999 attached hereto as Exhibit A.

                              Page 5 of 6 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 27, 1999


                                       /s/ Robert Johnston
                                       -------------------------------
                                       Print Name: Robert Johnston

                               Page 6 of 6 Pages